THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

AVUA CORPORATION
CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] **USD** [EFFECTIVE DATE]

FOR VALUE RECEIVED, Avua Corporation, a Delaware corporation (the "**Company**"), promises to pay to [ENTITY NAME]("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal sum of $[AMOUNT] or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Convertible Promissory Note (this "**Note**") on the unpaid principal balance at a rate equal to eight (8) percent per annum ("**Initial Interest Rate**"), computed on the basis of the actual number of days elapsed and a year of three hundred sixty five (365) days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) May 1, 2021 (the "**Maturity Date**") or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof.

The following is a statement of the rights of Investors and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. ***Payments***.
    a. *Interest*. Accrued interest on this Note shall be payable at maturity.
2. ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:
    a. *Failure to Pay*. The Company shall fail to pay (i) when due any principal amount on the due date hereunder or (ii) any interest, payment, or other payment required under the terms of this Note on the date due and such payment shall not have been made within ten (10) business days of the Company's receipt of written notice to the Company of such failure to pay; or
    b. *Breaches of Covenants*. The Company shall fail to observe or perform any covenant, obligation, condition or agreement contained in this Note (other than those specified in **Section 2(a)**) and such failure shall continue for thirty (30) business days after the Company's receipt of written notice to the Company of such failure; or
    c. *Voluntary Bankruptcy or Insolvency Proceedings*. The Company shall apply (i) for or consent to the appointment of a receiver, trustee, liquidator, or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its or any of its creditors, (iii) shall be dissolved or liquidated, (iv) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, or any similar law now or hereafter in effect or consent to any such relief or to the

appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (v) take any action for the purpose of effecting any of the foregoing; or

d. *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company, or the debts thereof under any bankruptcy, insolvency, or other similar law nor or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement.

3. ***Rights of Investor upon Default.*** Upon the occurrence of an Event of Default (other than an Event of Default described in **Sections 2(c)** or **2(d)** and at any time thereafter during the continuance of such an Event of Default, Investor may by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. Upon the occurrence of an Event of Default described in **Sections 2(c)** and **2(d)**, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest, or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right, power, or remedy otherwise permitted to it by law, either by suit in equity or action at law, or both.

4. ***Conversion.***

   a. *Voluntary Conversion Upon a Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then the Investor may elect to either (a) convert the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Company's Series A Preferred Stock at eighty (80) percent of the Conversion Price, or the Adjusted Conversion Price, whichever is lower; or (b) accelerate the Maturity Date and be repaid all interest plus principal, multiplied by ten (10) percent.

   b. *Automatic Conversion Upon Maturity.* At any time prior to the earlier of payment in full of the principal amount of this Note or conversion pursuant to **Section 4(a)** hereunder, Investor has the right, at Investor's option, to convert, all (but not less than all) of the outstanding principal amount of this Note and all accrued and unpaid interest on this Note into fully-paid and nonassessable shares of the Company's Series A Preferred Stock at a price per share equal to the Adjusted Conversion Price.

   c. *Conversion Procedure.*

      i. Conversion Pursuant to Section 4(a). If this Note is to be automatically converted, written notice shall be delivered to the Investor at the address last shown on the records of the Company for Investor or given by Investor to the Company for the purpose of notice, notifying Investor of the conversion to be effected, specifying the Conversion Price, the principal amount of the Note to be converted, together will all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by the other purchasers participating in the Qualified Financing of the Company's Series A Preferred Stock, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; *provided, however,* that upon closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this notice. The Company shall, as soon as is practicable thereafter, issue and deliver to such Investor a certificate or certificates for the number of shares to which Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in **Section 4(c)(iii)**. Any conversion of this Note pursuant to **Section 4(a)** shall be deemed to have been made immediately prior to the closing of the Qualified Financing and on and after such applicable date the Person(s) entitled to receive the shares issuable upon such conversion shall be treated for all such purposes as the record holder(s) of such shares.

ii. <u>Conversion Pursuant to Section 4(b)</u>. Before Investor shall be entitled to convert this Note into shares of the Company's Series A Preferred Stock, it shall surrender this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) and give written notice to the Company at its principal corporate office of the election to convert the same pursuant to **Section 4(b)**, and shall state therein the amount of the unpaid principal amount of the Note to be converted, together will all accrued and unpaid interest. Upon such conversion of this Note, Investor hereby agrees to executive and deliver to the Company all transaction documents entered into by the other purchasers of the Company's Series A Preferred Stock, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). The Company shall, as soon as practicable thereafter, issues and deliver to such Investor a certificate or certificates for the number of shares to which Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in **Section 4(c)(iii)**. Any conversion of this Note pursuant to **Section 4(b)** shall be deemed to have been made upon the satisfaction of the conditions set forth in this **Section 4(c)(ii)** and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

    iii. <u>Fractional Shares; Interest; Effect of Conversion</u>. No fractional shares shall be issued upon the conversion of this Note. In lieu of the Company issuing any fractional shares to Investor an amount equal to the product obtained by multiplying the Conversion Price or the Adjusted Conversion Price, as applicable, by the fraction of the share not issued pursuant to the previous sentence. In addition, to the extent not converted into shares of capital stock, the Company shall pay to Investor any interest accrued on the amount converted and on the amount to be paid by the Company pursuant to the previous sentence. Upon conversion of this Note in full and payment of the amounts specified in this paragraph, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force and effect, whether or not the original of this Note has been delivered to the Company for cancellation.

d. *Conversion of Series A Preferred Stock*. Should all of the Company's Series A Preferred Stock be, at any time prior to full payment of this Note, redeemed or converted into shares of the Company's Common Stock in accordance with the Company's certificate of incorporation, then this Note shall immediately become convertible into that number of shares of Common Stock equal to the number of shares of the Common Stock that would have been received if this Note had been converted in full and the Series A Preferred Stock received thereupon had been simultaneously converted into common stock immediately prior to such an event.

e. *Notices of Record Date*. In the event of:

    i. Any taking by Company of a record of the holders of any class of securities of the Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any securities or property, or to receive any other right; or

    ii. Any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets of the Company to any other Person or any consolidation or merger involving the Company; or

    iii. Any voluntary or involuntary dissolution, liquidation or winding-up of the Company, the Company will mail to Investor at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount or character of such dividend, distribution or right; and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon; *provided, however,* that no such notice is required to be provided for a capital reorganization, reclassification or recapitalization in connection with the Company's Series A Preferred Financing (the "**Financing**") if the Financing occurs prior to December 31, 2025.

5. **Representations and Warranties of the Investor**. Investor represents and warrants to the Company upon the acquisition of the Note as follows:

    a. *Securities Law Compliance*. Investor has been advised that the Note and the underlying securities have not been registered under the Securities Act or any state securities laws and, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. Investor is aware that the Company is under no obligation to effect such registration with respect to the Note or the underlying securities or to file for or comply with any such registration with respect to the Note or the underlying securities or to file for or comply with any exemption from registration. Investor has not been formed solely for the purpose of making this investment and is purchasing the Note for its own account for investment, not as nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor has such knowledge and experience in financial and business matters that Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time. The residency of Investor (or, in the case of a partnership or a corporation, such entity's principal place of business) is correctly set forth beneath Investor's name on the signature page hereto.

    b. *Access to Information*. Investor acknowledges that Company has given Investor access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by Investor, and has furnished Investor with all documents and other information required for Investor to make an informed decision with respect to the purchase of the Note.

6. **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

"**Adjusted Conversion Price**" shall mean the implied price per share resulting from a valuation of the Company (immediately prior to conversion) of "$5,470,000".

"**Conversion Price**" shall mean the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing.

"**Event of Default**" has the meaning given in **Section 2** hereof.

"**Investor**" shall mean the Person specified in the introductory paragraph of the Note or any Person who shall at the time be the registered holder of this Note.

"**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note, including all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C. Section 101 *et seq.*), as amended from time to time (including post petition interest) and whether or not allowable as a claim in any such proceeding.

"**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or entity or a governmental authority.

"**Qualified Financing**" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock for aggregate gross proceeds of at least $1,000,000.00 (excluding all proceeds from the conversion of the Note into the Company's Series A Preferred Stock), with the principal purpose of raising capital and an implied price per share resulting from a valuation of the Company (immediately prior to the Qualified Financing) of at least $1,000,000.00.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

7. *Miscellaneous*.
    a. *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.*
        i. Subject to the restrictions of transfer described in this section **7(a)**, the rights and obligations of this Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.
        ii. With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this **Section 7(a)** that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company,

the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of the Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration or transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

iii. Notwithstanding anything contained in this Agreement, neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, without the prior written consent of both the Company and the Investor.

b. *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of both the Company and the Investor.

c. *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth on the signature pages hereto, or at such other address or facsimile number as such party may have furnished to the other party in writing. All such notices or communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

d. *Payment.* Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in lawful tender of the United States. Payment shall be credited first to accrued interest then due and payable and the remainder applied to principal.

e. *Usury.* In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then the portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of the Note.

f. *Expenses; Waivers.* If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, awarded to the Investor in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

g. *Governing Law.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions of the State of Delaware, or of any other state.

h. *Counterparts.* This Note shall be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__ .

Investment Amount: $[AMOUNT]

COMPANY:

Avua Corporation

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited